

Mail Stop 4561

April 20, 2017

Kelly D. Conway
President and Chief Executive Officer
Mattersight Corporation
200 W. Madison St., Ste. 3100
Chicago, IL 60606

  Re: Mattersight Corporation
    Registration Statement on Form S-3
    Filed April 13, 2017
    File No. 333-217290

Dear Mr. Conway:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any questions.

        Sincerely,

        /s/ Maryse Mills-Apenteng

        Maryse Mills-Apenteng
        Special Counsel
        Office of Information Technologies
        and Services

cc: Matthew Dubofsky, Esq.
  Cooley LLP